

OFFERING MEMORANDUM

facilitated by



Mill City BBQ & Brew

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Mill City BBQ & Brew
State of Organization	MA
Date of Formation	09/14/2016
Entity Type	Limited Liability Company
Street Address	11 Kearney Sq, Lowell MA, 01852
Website Address	https://www.millcitybarbecue.com/

(B) Directors and Officers of the Company

Key Person	Renay Wolterding
Position with the Company Title First Year	 Owner 2016
Other business experience (last three years)	Renay Wolterding's culinary journey is a flavorful blend of New York City roots and Southern BBQ expertise. Born and raised in Brooklyn, New York, Renay's passion for food was ignited early on. However, it was during her time down south in Charlotte, North Carolina, that she honed her skills in the art of Southern BBQ. Inspired by the smoky traditions of the South, Renay started her culinary adventure with a food truck in North Carolina before returning to her hometown of Lowell, Massachusetts, with her three sons to open Mill City BBQ & Brew in 2016. Renay's unique fusion of New York and Southern flavors quickly became a local sensation, prompting the relocation of her restaurant to downtown Lowell in 2019. Now, she's on a mission to share her culinary passion through catering, mobile bar services, and the production of her signature BBQ sauce, all while continuing to serve unforgettable BBQ to her loyal patrons.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Renay Wolterding	100%

(D) The Company's Business and Business Plan

Meet Mill City BBQ + Brew

Nestled in the heart of Lowell, at 11 Kearney Square, Mill City BBQ & Brew stands as a testament to timeless culinary traditions and the enduring spirit of community gatherings. We're a family-owned business, deeply rooted in the ethos of authentic barbecue craftsmanship, paired harmoniously with hand-selected brews and bespoke cocktails.

Our journey began with a simple passion: to celebrate the rich tapestry of barbecue flavors and create a space where memories are forged over shared meals. Over time, this passion transformed into Mill City BBQ & Brew, where every dish tells a story of dedication, love, and the unmistakable smoky kiss of the grill.

But we're not just about mouthwatering BBQ and thirst-quenching beverages. We're a hub of experiences. From our specialized catering services that bring the essence of Mill City to your events, to the curated special evenings of five-course meals, beer pairings, and melodious karaoke nights – every visit here promises something unique.

We take pride in sourcing local ingredients, supporting the community that has embraced us so warmly. Our team, an extension of our family, is trained not just in culinary skills, but in the art of creating moments, ensuring that your time with us transcends a typical dining experience.

At Mill City BBQ & Brew, we don't just serve food and drinks; we offer an invitation – to relish traditions, create new memories, and celebrate life's flavors in all its smoky, savory brilliance.

The Team

Renay Wolterding, Owner

Renay Wolterding's culinary journey is a flavorful blend of New York City roots and Southern BBQ expertise. Born and raised in Brooklyn, New York, Renay's passion for food was ignited early on. However, it was during her time down south in Charlotte, North Carolina, that she honed her skills in the art of Southern BBQ. Inspired by the smoky traditions of the South, Renay started her culinary adventure with a food truck in North Carolina before returning to her hometown of Lowell, Massachusetts, with her three sons to open Mill City BBQ & Brew in 2016. Renay's unique fusion of New York and Southern flavors quickly became a local sensation, prompting the relocation of her restaurant to downtown Lowell in 2019. Now, she's on a mission to share her culinary passion through catering, mobile bar services, and the production of her signature BBQ sauce, all while continuing to serve unforgettable BBQ to her loyal patrons.

"Just like a perfect BBQ, life is about finding the right balance of flavors. Sometimes sweet, sometimes smoky, but always worth the taste." - Renay Wolterding

The Opportunity

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Seeking Investment to Expand Our Culinary Ventures At Mill City BBQ, we're fired up to take our culinary ventures to the next level, and we're inviting you to join us on this exciting journey. We're on the lookout for strategic investments to fuel the expansion of our services. Join Us in This Flavorful Adventure If you're passionate about exceptional food, unforgettable events, and innovative culinary experiences, we invite you to be a part of our flavorful adventure. Together, we'll create unforgettable moments and savor the taste of success. Invest in Mill City BBQ and Brew today. Let's spice things up and set the table for a brighter, tastier future.

- Catering Excellence: We're ready to take our mouthwatering BBQ flavors beyond our restaurant's walls. With your support, we'll introduce a top-notch catering service, offering a diverse range of culinary experiences, from BBQ extravaganzas to gourmet delights for every occasion.
- Mobile Bar Experience: Raise the bar with us! Our mobile bar service is poised to shake up the event scene. With your investment, we'll enhance our mobile bar offerings, delivering exceptional cocktails and beverage experiences that leave a lasting impression.
- Signature BBQ Sauce Production: The secret to our delectable BBQ lies in our signature sauce. We're gearing up to bring this flavor sensation to a broader audience. Your investment will help us ramp up production and get our one-of-a-kind BBQ sauce onto more tables and into more kitchens.

Catering & Events

Our mission is to provide exceptional catering services that exceed expectations and make every event a huge success. Our team understands the nuances of business gatherings, ensuring timely, efficient, and exemplary service. Tailored menus can be curated to match the theme and requirements of each event, making business lunches, dinners, or retreats truly special.

- We use only the best ingredients, equipment, and techniques to ensure that every dish is perfect
- We provide friendly, professional, and efficient service that makes you feel at ease and taken care of
- We strive to be creative, flexible, and responsive to your needs and preferences, so that we can create a unique and memorable experience that reflects your personality and style

Our Menu

At Mill City BBQ & Brew, we promise more than just a meal; we deliver an experience steeped in tradition, flavor, and community spirit. Every dish reflects the rich tradition of barbecue, combining smoky flavors with melt-in-the-mouth tenderness.

- Our menu offers a diverse selection, from ribs and briskets to succulent pulled pork, ensuring every BBQ lover finds their favorite.
- Complementing our BBQ offerings, we have a curated selection of brews and meticulously crafted cocktails.
- Each beer is chosen to pair seamlessly with our dishes, while our cocktail menu combines classic favorites with unique Mill City creations, capturing the essence of Lowell's vibrant spirit.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the

future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	November 13, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Mobile Bar	$12,000	$24,000
Rent/2 months	$10,000	$20,000
Marketing & Branding	$7,000	$14,000
Sustainable initiatives	$1,625	$3,250
Working Capital	$5,500	$33,380
insurance & licensing	$3,500	$7,000
Equipment Upgrade	$2,500	$5,000
Technology upgrades	$1,500	$3,000
BBQ Sauce Manufacturing	$3,000	$6,000
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 3.0%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.13%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.2%
$68,500	1.6%
$87,000	2.1%
$105,500	2.5%
$124,000	3.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Renay Wolterding	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
CTI	$7,000	5%	09/26/2024	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Mill City BBQ & Brew has been operating since 2016 and has since achieved the following milestones:

- Opened location in Downtown Lowell, MA

- Achieved revenue of $210,419 in 2019, which then grew to $261,798 in 2022

- Had Cost of Goods Sold (COGS) of 79,826, which represented gross profit margin of 70.11% in 2019. COGS were then $85,542 the following year, which implied gross profit margin of 59.41%.

- That's the year COVID-19 started

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mill City BBQ & Brew forecasts the following milestones:

- Secure lease in Boston, MA by February, 2023

- Achieve $471,351 revenue by the end of 2023.

- Achieve $150,300 profit per year by 2025.

Financial liquidity

Mill City BBQ & Brew has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Mill City BBQ & Brew expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Mill City BBQ & Brew's fundraising. However, Mill City BBQ & Brew may require additional funds from alternate sources

at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$542,034	$595,710	$714,852	$822,080	$904,288
Cost of Goods Sold	$153,860	$169,096	$202,915	$233,352	$256,687
Gross Profit	$388,174	$426,614	$511,937	$588,728	$647,601
EXPENSES					
Rent	$63,654	$64,927	$66,226	$67,550	$68,901
Utilities	$10,000	$10,140	$10,282	$10,426	$10,572
Salaries	$247,200	$254,616	$280,078	$308,085	$338,894
Insurance	$7,000	$7,000	$7,000	$7,000	$7,000
Officer's Compensation	$5,360	$5,731	$6,018	$6,619	$7,281
Repairs & Maintenance	$5,200	$5,512	$5,843	$6,193	$6,565
Legal & Professional Fees	$7,416	$7,520	$7,625	$7,732	$7,840
Taxes & License	$5,000	$5,000	$5,000	$5,000	$5,000
Depreciation & Amortization	$11,832	$11,240	$10,678	$10,144	$9,637
Miscellaneous Expense	$15,000	$15,000	$15,000	$15,000	$15,000
Operating Profit	$10,512	$39,928	$98,187	$144,979	$170,911

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$261,798.00	$266,123.00
Cost of Goods Sold	$28,626.00	$84,926.00
Taxes Paid	$0	$0
Net Income	$-4,935.00	$-22,824.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V